Exhibit 3.3

Second Amendment to the Third Amended and Restated Bylaws of

Arkansas Best Corporation

Amendment of January 23, 2014

New Section 3.17 of Article III

SECTION 3.17.  Resignation Policy.  Any nominee for director who receives a greater number of “withhold” votes than “for” votes in an uncontested election shall tender to the Board his or her resignation as a director promptly following the certification of the election results.  For purposes of this policy, an “uncontested” election is one in which the Secretary determines that the number of nominees does not exceed the number of directors to be elected as of the date seven days prior to the scheduled mailing date of the proxy statement for such meeting, and abstentions and broker non-votes will not be considered as either “withhold” votes or “for” votes.  The Corporate Governance and Nominating Committee will consider any resignation tendered under this policy and recommend to the Board whether to accept or reject it and the Board will act on such resignation, taking into account such Committee’s recommendation, within 90 days following the certification of the election results.  The Committee in making its recommendation, and the Board in making its decision, may consider any information it deems appropriate including without limitation any  reasons given by shareholders for their withhold votes, the qualifications of the Director and his or her contributions to the Board and the Corporation.  The Board will promptly disclose its decision to accept or reject such a resignation and, if rejected, the reasons for doing so.